Mail Stop 4561

								April 14, 2006

Alan Hoverd
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

	Re:	Open Text Corporation
      Form 10-K for Fiscal Year Ended June 30, 2005
      Form 10-Q for the Quarter Ended September 30, 2005
      Form 10-Q for the Quarter Ended December 31, 2005
      File No. 000-27544

Dear Mr. Hoverd:

      We have reviewed your response letter dated March 13, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Tell us when the Company intends on filing the restated financial statements for IXOS. Please note the Staff may have further comments when you file the Form 8-K/A to include such financial statements.


Prior Comment no.  5

Note 9 - Accounts Payable - Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

Prior Comment no. 6

IXOS

2. We note your response to our previous comment no. 6 and your discussion of the Domination Agreement filing process for certain German acquisitions. Your response states, "By analogy to SAB Topic
5A, the Company recognizes that the direct costs related to the purchase of additional IXOS shares incurred in advance of acquiring the shares should be classified as deferred costs as the purchase of the remaining shares is probable. However, from a materiality perspective, the Company has recorded these costs directly to goodwill". Please explain this statement. Is the Company acknowledging that the $2.6 million of legal costs should not have been accrued as part of the purchase price in the IXOS acquisition?
If so, tell us how you determined this amount (or the amounts to which you are referring ) are not considered material as the Staff notes that the $2.6 million represents approximately 8.6% of pre-tax net income for fiscal 2004.

3. Also, it appears from your response letter dated December 23,
2005
that the Domination Agreement was registered in August 2005 and certain shareholders complaints filed against both the approval of the Domination Agreement and the authorization to delist IXOS shares were also settled in August 2005. Notwithstanding your response to our previous comment, tell us why there is a $471,147 balance still outstanding at December 31, 2005 applicable to accrued legal costs in this acquisition and tell us how and when you intend to settle this liability.

4. We note that at December 31, 2005, $647,443 remains in the accrued liability for accounting fees to be paid in the IXOS acquisition. Tell us how and when you anticipate settling this liability. Also, explain why a $341,403 balance remains for accrued accounting costs in the Centrinity acquisition at December 31, 2005, considering this transaction occurred over three years ago.


GAUSS

5. With regards to the Gauss acquisition, explain the $496,000 finalization of purchase price adjustment in the quarter ended, September 30, 2005. Considering this acquisition occurred in October
2003, please explain why you would adjust the purchase price almost two years later.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,


							Kathleen Collins
      Accounting Branch Chief
Alan Hoverd
Open Text Corporation
April 14, 2006
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